Albany Atlanta Brussels Denver Los Angeles	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC

THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

DRAFT:  9/10/09

September XX, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC  20549-6010
Attn: Craig Arakawa

Re:	Songzai International Holding Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 30, 2009 Form 10-Q for the Quarter Ended September 30, 2008 Filed November 14, 2008 File No. 333-66994

Dear Mr. Arakawa:

On behalf of Songzai International Holding Group Inc.  (the “Company” or “Songzai”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 21, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the year ended December 31, 2008

1.
Please submit a draft amendment with your next reply reflecting all of the revisions that you have agreed to make in prior responses, also any further changes necessary to comply with the comments in this letter.  Please contact us by telephone if you require further clarification or guidance in preparing your responses to the comments in this letter.

Response: We have enclosed a draft amendment of Form 10-K for the year ended December 31, 2008 with all changes included; those changes reflecting responses to the Comment Letter dated August 21, 2009 are blacklined.

Financial Statements

Note 1 – Organization and Description of Business, page F-7

2.
We note your response to prior comment 1 regarding your consideration of the voting rights associated with the 400,000 shares of preferred stock held by Mr. Li in your determination of the accounting acquirer.  We now understand that conversion of the preferred stock had been reset to a one-for-one basis prior to the completion of the merger between Songzai and Xing An, and therefore conversion of preferred stock into common shares would not alter the outcome in your determination of the accounting acquirer. However, the following disclosures appear to be inconsistent with the representations included in your response:

•	Page 5 – “On December 19, 2006, the conversion ratio was amended to 1:10 such that the 400,000 shares of convertible preferred stock are now convertible into 4,000,000 shares of common stock.”

•	Page 44 - “Each share of preferred stock is convertible into 10 shares of common stock and vote on an as converted basis with the shares of common stock on all matters presented to shareholders.”

•	Page F-7 - “The conversion ratio was amended to 1:10 on December 19, 2006, such that the 400,000 shares of convertible preferred stock are now convertible into 4,000,000 shares of common stock.”

Please correct your disclosures to present the accurate number of common shares and conversion notes associated with your preferred stock, consistent with your response.

Response: We have corrected our disclosures to present the accurate number of preferred shares and conversion ratio in Note 1 to the Financial Statements.

Note 6 – Prepaid Mining Right, page F-14

3.
We have read your response to prior comment 2 regarding the quantities of coal associated with your prepaid mining rights.  Our mining engineer is requesting additional information about the extractability factors applied to your estimates of in-place materials addressed in the appraisal and verification reports completed under PRC guidelines which you submitted with your response. We expect that you will need to demonstrate the propriety of these factors in order to support your amortization methodology.

Response: In accordance with the conclusion of our telephone discussion of September 3, 2009, with members of the Staff of the SEC, we have established the salable reserves as appraised by John T. Boyd Company as the basis for the amortization. This is reflected in the financial statements and notes which have been amended accordingly, Note 6, at page F-18.

4.
We have read your response to prior comment 3, indicating that you will revise your disclosures to clarify that  your prepaid mining rights represent that portion of the mining rights for which you have paid, and that you will be filing copies of the original and translated documents which establish your prepaid mining rights as exhibits.  Please ensure that these revised disclosures and exhibits accompany your draft amendment.

Response: We have revised our disclosure in Note 6 at Page F-17 to clarify that our prepaid mining rights represent the portion of the mining rights for which we have paid. As stated in our previous response to prior comment 3, the prepaid mining rights are not contracts but represent the amount of coal underlying our mining rights for which we have actually paid. Likewise, our mining rights are essentially certificates issued by the relevant mining authority. Thus, we do not have agreements with respect to our mining rights or prepaid mining rights. We have enclosed copies of our mining rights certificates and their translations. Copies of the translated mining certificates are enclosed.

Note 18- Reverse Acquisition, page F-20

5.
Given the information submitted with your July 24, 2009 response to comment 2, we understand your rationale for identifying Xing An as the acquiring entity in your reverse merger and have no objection.  However, we have further considered your May 26, 2009 response to comment 2 regarding the costs of the acquired entity and see no basis for subtracting the $30 million in cash payable to the Xing An shareholders from the market value of Songzai in determining the purchase price.  We do not believe that your accounting conforms with the requirements of SFAS 141 because the $30 million will be distributed to the Xing An shareholders, not the Songzai shareholders.

Response:  We have amended our financial statements to exclude the $30 million in cash payable pursuant to the transaction to the Xing An shareholders as a deduction from the market value of the shares issued in determining the purchase price. This appears in the Financial Statements and in Note:  Note 18, at Page F-25.

Note 19- U.S. Parent Company Only Financial Statements, page F-22

6.
We note your response to prior comment 4, regarding the schedule you provided that reconciles parent company equity to consolidated equity.  The parent amounts per the reconciliation do not agree with those presented in Note 19 of your financial statements. Our interest in the reconciliation is to understand why differences between the equity amounts are arising as these are not ordinarily anticipated.  Therefore, we expect that revisions will be necessary.  We reissue prior comment 4.

Response: We have revised the U.S. parent financial statements in Note 19, page F-24 to reflect that there is no difference between the U.S. parent equity and consolidated equity.

Form 10-Qs for the Quarters Ended March 31, June 30, and September 30, 2008

Controls and Procedures, page 16

7.
In light of the fact that material weaknesses existed with respect to inadequate staffing and supervision within the accounting operations of your company, lack of expertise in U.S. accounting principles among the personnel in your Chinese headquarters, and lack of internal audit systems, disclose in reasonable detail the basis for officer’s conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by these reports.  If such material weaknesses still existed during the quarter ended March 31, 2009, please also provide a basis for your conclusions for this period.

Response: The procedures in place at the time of the statements referenced in Comment 7 were built on the responsibility each general manager of each mine property had under that individual’s job description to report all matters of significance, whether as a variation to expectations or as a result of an unusual incident, directly to the Chief Executive Officer.  In turn, the general managers are expected to impose upon their staffs the requisite processes to assure that the information flow necessary to identify material information is adequate. The same responsibilities attach to employees responsible for accounting and financial statements and even though there were weaknesses in this area, the CEO and CFO had continuous interaction with all personnel in charge of accounting and finance. Consequently, the CEO and CFO believed that the processes they had in place for identifying and reporting out of the ordinary events, and consequently any material information, are adequate for them to conclude that the disclosure controls and procedures were effective at the time of the statements.  Given the relatively small number of employees of the Company, they believed that it was not necessary to reduce these procedures and processes to writing nor to obtain written certifications from the management personnel with the responsibility to identify and report such incidents.

It was on the basis of all of these circumstances that they concluded that the Company’s disclosure controls and procedures were effective as of the end of the periods covered by the reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2008, and March 31, 2009. Since that time the Company has taken additional steps to address identified weaknesses in internal controls including the addition of directors and the appointment of a full time Chief Financial Officer.

In March 2009, we appointed three independent directors to our board of directors, including one who is appropriately credentialed as a financial expert.  These directors are tasked to establish certain internal audit functions within the Company as well as reviewing and approving our 10-Q and 10-K for the filing with SEC.

In June 2008, we appointed Ms. Yvonne Zhang, whom our management believes has the requisite financial reporting experience, skills and knowledge to complement our existing personnel, as our full-time Chief Financial Officer.  Since her appointment, Ms. Zhang has been regularly training our accounting staff both in the United States and in the PRC on the application of generally accepted accounting principles.

We are unsure after reviewing the comment whether the Staff request intends an amendment to the disclosure in the referenced reports. We respectfully request that the information provided in this response be received supplementally and that no further disclosure be required, inasmuch as the requirement is that the certifying parties have satisfied themselves that the disclosure controls were effective at the time of the reports.

Engineering Comments

Form 10-K for the year ended December 31, 2008

The Coal Mines, page 7

8.
We note your response to prior comment 6, regarding your coal reserves under PRC standards and Industry Guide 7.  We understand that you will arrange to have a current reserve study performed for purposes of reporting in your 2009 report.  While we believe this would be an appropriate course, we also believe that you should update your reserve estimates annually to coincide with your fiscal year-end in your SEC filings.  This will require an amendment to your 2008 annual report.

In this instance, prior reserve estimates may be updated by subtracting salable production in periods subsequent to your earlier estimates of proven product reserves, or current PRC estimates may be adjusted by applying appropriate factors for process/screening and mining recoveries to estimates of your in-place reserves.

Response: We have updated our 2008 year end reserve estimates by subtracting salable production in periods subsequent to our earlier estimates of proven product reserves as reflected in the John T. Boyd report. This updated information is reflected at  Page 9, 10, 11 and 12 of the draft amendment.

In addition to these changes, please address the following points:

•
Please provide a copy of all coal appraisal reports referenced in your filing. The copies provided along with your prior responses do not coincide to the referenced dates, reserve quantities (tonnage), or qualify (heat content).

Response: All coal appraisal reports have been submitted again herein with the reference dates and reserve quantities reconciled in the table below. (Grant date is usually a few months later than the reserve report date.)

Tong Gong

Grant date of the mining rights	Metric tons granted
December , 2004	4,649,700	Please see reserve appraisal report dated September 22, 2004
September, 2007	1,510,000	Please see reserve appraisal report dated May 12, 2007
Total	6,149,700

Xing An

Grant date of the mining rights	Metric tons granted
April, 2005	816,300	This is the initial reserves at the time the selling shareholders of Xing An purchased the coal mines from the predecessor owners in 2005
October, 2005	13,520,700	The reserve appraisal report have been updated in Sept 8, 2008 for 18,882,900 tons in-place resources
March, 2007	5,444,800	Same as above
Total	19,781,800

Heat content (value) for Tong Gong coal is 24.95 MJ/kg and for Xing An coal is 20 MG/kg - 22 MJ/kg. (12.5 MJ/kg is equivalent to 3,000 Cal/kg.)

•
Please submit the disclosures that you propose to include in an amendment to your 2008 annual report to comply with Industry Guide 7, including the reserve information specified in paragraph (b)(5).  As footnotes to your reserve estimates, please clarify that reserves based on PRC guidelines are in-place material, and clearly state your expected mining and process/screening recoveries.

Response: We have revised our disclosure to clarify that reserves based on PRC guidelines are in-place resources, and clearly state our expected mining and process/screening recoveries at “65-70% of the in-place resources, 95-97% of the run-of-mine output, respectively,” at pages 9 and 11 of the enclosed draft amendment.

•
Please include disclosure clarifying that the John T. Boyd reports reference salable product reserves, and also state the assumed recoveries for mining and processing/screening utilized in those estimates.

Response: We have revised our disclosure to clarify that John T. Boyd reports reference salable product reserves and assumed recoveries for mining and processing / screening utilized in their estimates at pages 10 and 12 of the enclosed draft.

•
Within your discussion on your mining operations, please reconcile and explain the differences between the mining and process/screening recoveries used by your company and those stated in the John T. Boyd reports.

Following our telephone conference of September 3, 2009, with members of the Staff, we consulted further with the personnel of John T. Boyd who participated in the call. It was their conclusion, as it was ours, that in that call it was confirmed that reconciling the mining recoveries (Boyd versus Chinese resource estimation) would not be possible as the resource identification and quantification systems are not comparable. We have, however, included in our additional disclosures a description of the differing extraction factors employed by Boyd and by us in utilizing the Chinese resource appraisal so that the methodologies can be evaluated by those reviewing our filing even though reconciliation is not possible. This additional disclosure is set forth at pages 10 and 12 of the draft amendment.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at our Los Angeles office (213) 243-6130, or by facsimile at (213) 243-6330, or at our Atlanta office by telephone at (404) 527-4990, or by facsimile at (404) 527-4198.

Very truly yours,

Thomas Wardell